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RICHARD HOROWITZ

richard.horowitz@dechert.com
+1 212 698 3525 Direct
+1 212 698 0452 Fax

November 14, 2016

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Attention:                 John Ganley, Division of Investment Management

Re:                             Triloma EIG Energy Income Fund (File No. 333-202743; 811-23040)

Triloma EIG Energy Income Fund — Term I (File No. 333-202216; 811-23032)

Dear Mr. Ganley:

Thank you for your comments regarding the registration statements on Form N-2 of the Triloma EIG Energy Income Fund (formerly, “Triloma EIG Global Energy Fund”) and Triloma EIG Energy Income Fund — Term I (formerly, “Triloma EIG Global Energy Term Fund I”) (each a “Fund,” and collectively, the “Funds”), filed with the Securities and Exchange Commission (the “SEC” or the “Commission”) on September 29, 2016. The Funds have considered your comments and have authorized us to make responses, changes and acknowledgements discussed below relating to each Fund’s registration statement on their behalf.  Below, we describe the changes made to each Fund’s registration statement in response to the Staff’s comments and provide responses to the comments, as requested.  These changes will be reflected in post-effective amendment No. 3 to each Fund’s registration statement on Form N-2, which will be filed via EDGAR on or about November 10, 2016.

Comment 1.                            In November 2015, each Fund filed, as an exhibit to post-effective amendment No. 1 to their respective registration statement, an amended and restated declaration of trust dated November 5, 2015 (the “Amended Declarations”). Please supplementally discuss the nature of the changes made by the Amended Declarations and whether such changes were subject to shareholder approval.

Response 1.                               The changes made in each Amended Declaration were to clarify certain corporate matters related to the constituent governing instruments that established each Fund and govern it thereafter.  There were no changes affecting relative rights or preferences of any shareholder. The Amended Declarations were approved and adopted by the Board of each respective Fund in accordance with Section 11.3(a)

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco

Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

of the then-current amended and restated declarations of trust dated as of June 24, 2015, pursuant to which the Board, acting without shareholder approval, may amend the document to make any change that does not adversely affect the relative rights or preferences of any shareholder as they may deem necessary.

Comment 2.                            Please explain whether the use of the term “Global” in the names of the Funds is appropriate in light of the Funds’ current investments in U.S. securities.

Response 2.                               While the Funds’ believe that the use of the term “Global” is appropriate given their investment approach and strategy, they have nonetheless determined to remove the term “Global” from the name of each Fund. As such, the Funds will be known on a going-forward basis as the “Triloma EIG Energy Income Fund” and the “Triloma EIG Energy Income Fund — Term I.” In connection with the addition of the word “Income” to each Fund’s name, each Fund has revised its investment objective to reflect that the primary objective is to provide shareholders with current income.

Comment 3.                            Please represent that each Fund will invest at least 80% of its total assets in energy companies within ninety (90) days of effectivesss of the above-referenced post-effective amendment filings.

Response 3.                               Each Fund hereby represents that within ninety (90) days of effectiveness of the above-referenced post-effective amendment filings, it will invest at least 80% of its total assets in energy companies (as defined in each Fund’s prospectus). If a Fund has not invested at least 80% of its total assets in energy companies within ninety (90) days of effectiveness, the Fund will change its name accordingly.

Comment 4.                            Please provide a copy of the prospectus of each Fund with completed “Summary of Fee and Expenses” and “Financial Highlights” information to the SEC staff for review.

Response 4.                               We have provided a marked copy of the updated prospectus of each Fund with the completed “Summary of Fees and Expenses” and “Financial Highlights” information.

Comment 5.                            The registration statement of each Fund states that “[each] Fund intends to invest a significant portion of its assets in companies and projects located outside the United States.” Please include disclosure that quantifies the percentage of assets of a Fund located outside the United States, as suggested by the term “significant.”

Response 5.                               The Funds respectfully submit that they believe the current disclosure is appropriate in describing the intended investment program of each Fund. However, the word “significant” has been removed from the applicable disclosure in each Fund’s prospectus, and as noted in response to Comment 2, the term “Global” has been removed from the name of each Fund.

Comment 6.                            On the cover page of each Fund’s prospectus, please revise the sixth bullet point to reflect that common Shares have “limited” pricing or performance history rather than “no” pricing or performance history.

Response 6.                               The disclosure has been revised accordingly.

Comment 7.                            In the footnotes to the share pricing table and the fee table in the “Summary of Fees and Expenses” section of each Fund’s prospectus, please clarify that sales load is paid by investors, and not by each Fund.

Response 7.                               The disclosure has been revised accordingly.

Comment 8.                            As the disclosure has been revised in the fee table in the “Summary of Fees and Expenses” section, please supplementally confirm that despite these changes, the Funds’ management fee continues to be payable monthly in arrears.

Response 8.                               We hereby confirm that each Fund’s management fee remains payable monthly in arrears.

Comment 9.                            In the “Financial Highlights” section, please revise the introductory language to reflect that the information provided includes unaudited financial highlights from the period ended June 30, 2016.

Response 9.                               The disclosure has been revised accordingly.

Comment 10.                     Under “Investment Objectives, Opportunities and Strategies—Borrowings” section of each Fund’s prospectus, please provide a narrative example of the asset coverage requirements.

Response 10.                        The disclosure has been revised accordingly.

Comment 11.                     In footnote 5 to the fee table in the “Summary of Fees and Expenses” section of Triloma EIG Energy Income Fund’s prospectus, and footnote 6 for Triloma EIG

Energy Income Fund — Term I, language related to offering costs has been removed.  Please supplementally confirm whether additional offering costs will be incurred by each Fund related to the estimated sale of $125 million in shares.

Response 11.                        Each Fund expects to incur additional offering expenses related to the continuous offering of Fund shares.  Such expenses are reflected in “other expenses” of the fee table and relevant disclosure has been included in the footnote to “other expenses.”

Comment 12.                     In the “Expense Support and Reimbursement Agreement” section of the prospectus of each Fund, please include a table that discloses the amounts available for future reimbursement including amount, expiration date, expense ratio amount at time of waiver and distribution rate at the time of waiver.

Response 12.                        The disclosure has been revised accordingly.

Comment 13.                     In future financial statements, please enhance the chart disclosing the expiration date of the Expense Support Reimbursements by including the related range of expense ratios and distribution rates that were in effect when the expenses were waived.  If the ranges are significant, please consider disclosing the amount for different time frames (e.g. monthly, quarterly).

Response 13.                        The applicable chart in each Fund’s future financial statements will be prepared accordingly.

Comment 14.                     Please include an updated auditor’s consent in the next filing.

Response 14.                        Each Fund has included an updated auditor’s consent in its respective post-effective amendment.

Comment 15.                     The fee table in the “Summary of Fees and Expenses” section of each Fund’s prospectus bases “other expenses” on the assumption that the Fund will raise $125 million in 2017.  Inasmuch as each Fund currently has only $2 million in assets, please explain why the assumption of raising $125 million is reasonable.

Response 15.                        Based on the extensive experience of personnel of Triloma Securities, LLC, the Funds’ dealer manager, with other similar offerings and the recent progress in substantially increasing the size of the Funds’ broker-dealer selling syndicate, each issuer believes that it is reasonable to assume that the Fund will raise $125 million in proceeds in 2017.

Comment 16.                     On the cover page of Triloma EIG Energy Income Fund’s prospectus, please consider revising the third bullet point to reflect the maximum amount of shares available for repurchase at one time.

Response 16.                        The disclosure has been revised accordingly.

Comment 17.                     Please revise the fee table in the “Summary of Fees and Expenses” section of Triloma EIG Energy Income Fund — Term I’s prospectus to sum accurately. In addition, please confirm the figures in the expense example of the same section of Triloma EIG Energy Income Fund’s prospectus.

Response 17.                        The fee table of Triloma EIG Energy Income Fund — Term I has been revised accordingly to correct a rounding error.  The fee example of Triloma EIG Energy Income Fund — Term I has been subsequently revised due to the rounding adjustment in the fee table.  The fee example of the Triloma EIG Energy Income Fund has been revised to reflect SEC Staff calculations.

Comment 18.                     In the “Tax Aspects” section of each Fund’s prospectus, the disclosure states the following: “To manage the risk that such income might disqualify us as a RIC for failure to satisfy the Qualifying RIC Income Test, one or more subsidiary entities treated as U.S. corporations for U.S. federal income tax purposes may be employed by the Fund to earn such income and (if applicable) hold the related asset.” Please supplementally respond to the following: (1) confirm whether either Fund has employed such a subsidiary; (2) in the event that a Fund has employed (or will employ) such a subsidiary, please indicate whether taxes relating to the subsidiary will be represented in the “Summary of Fees and Expenses” section; and (3) confirm whether the financial statements of such subsidiary would be consolidated with the financial statements of the applicable Fund.

Response 18.                        The Funds hereby confirm that no such subsidiaries have been employed to date. In the event that a Fund acquires investments generating non-qualifying income for purposes of the Qualifying RIC Income Test, the Fund may consider employing a wholly-owned subsidiary consistent with the Funds’ disclosure. To the extent that the amount of taxes related to the subsidiary are material, the Fund would include appropriate disclosure in the “Summary of Fees and Expenses.” Additionally, the Funds confirm that any such wholly-owned subsidiary would be consolidated with the applicable Fund for financial statement reporting purposes.

In addition, we are authorized by our client to acknowledge the following on the Funds’ behalf:

•                                          the Funds are responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at 212.698.3525.  Thank you.

Best regards,

/s/ Richard Horowitz

Richard Horowitz